Bridge Promissory Note

$34,681.01

December 20, 2012

In consideration of services rendered, BlackRidge Technology Holdings, Inc., a Delaware corporation ("BlackRidge" or the "Obligor"), and the note "Holder", Todd Peppe hereby acknowledges the following:

1) The employee is being placed on the BlackRidge Payroll as of December 24, 2012 at minimum wage. The employee agrees to support BlackRidge Government as a program manager on an on call basis
2) The employee has accrued Paid Time Off of $5.769.23 that has not been taken by the employee
3) The employee has accrued wages of $10,416.70
4) The employee has deferred wages of $18,495.08
5) The employee is granted 17.007 warrants

The obligator promises to pay to the order of Todd Peppe and his lawful successors and assigns (the "Holder"), the principal sum of Thirty Four Thousand Six Eighty One AND 1/100 DOLLARS $34,681.01on December 31, 2014. The Obligor shall pay interest on the outstanding principal amount from the date hereof until the principal is paid in full at the rate of 1.00% per month, payable at maturity in cash, and, upon default and/or after maturity at a rate of 1.50% per month, compounded monthly. All payments will be made to the Holder, at such address as the Holder may designate, in money of the United States of America.

1. <u>Conversion into Equity of BlackRidge; Warrant.</u> The Holder shall have the right but not the obligation to convert the principal and accrued but unpaid interest of this Note into equity of BlackRidge at the lesser of (i) $1,700 per share of preferred stock (with the preferred convertible 1-to-1 into common) or (ii) a 10% discount to the terms as other "Series B" investors at the closing of the "Series B" investment round currently anticipated for the first quarter of 2013. For purposes of this Note, an investment round shall be considered a "Series B" investment round if (a) at least $10 million is raised in such round inclusive of any conversions of debt; (b) the capital is invested as preferred and/or common equity; and (c) it is the first round which meets both (a) and (b) herein on or after December 1, 2012.

2. <u>Prepayment</u>: In the event that the company receives an investment of $10 million or more prior to the note's due date, the note at the option of the Holder at his/her option may call for the payment of the note including all principle and interest, in the event that the note has not become due or has been converted.

3.   Representations. The Obligor hereby represents and warrants to the Holder as follows:

      a.   Due Incorporation; Good Standing; Due Authorization. Blackridge is a duly formed and incorporated entity in the State of Delaware and is in good standing as of the date hereof. Blackridge has the corporate power and authorization to enter into this Note and all necessary corporate action has been taken by Blackridge to do so.

      b.   [intentionally omitted].

4.   Remedies.

      a.   Events of Default. "Event of Default," wherever used herein, means any one of the following events:

      i.   default in the payment of the principal of this Note at its maturity or any interest payment; or

      ii.   the entry by a court having jurisdiction in the premises of (A) a decree or order for relief in respect of the Obligor in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging the Obligor a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Obligor under any applicable federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Obligor or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days; or

      iii.   the commencement by The Obligor of a voluntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of The Obligor in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal or state law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of The Obligor or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it

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in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by The Obligor in furtherance of any such action; or

iv.   The dissolution of The Obligor; or

v.   Any representation or warranty made to the Holder by The Obligor pursuant to this Note is false or misleading in any material respect; or

vi.   The Obligor fails to observe or perform any material covenant or agreement made by the Obligor to the Holder pursuant to this Note.

b.   <u>Acceleration of Maturity</u>. If any Event of Default occurs and is continuing, then and in every such case the Holder may declare the principal on this Note to be due and payable immediately, by a notice in writing to the Obligor, and upon any such declaration such principal shall become immediately due and payable.

c.   <u>Payment of Expenses</u>. If any part of the Aggregate Balance is not paid when due, or if the Obligor fails to perform any obligation required hereunder, the Obligor shall pay any and all reasonable costs of collection or enforcement of all outstanding obligations under this Note incurred by the Holder, including reasonable attorneys' fees and expenses.

5.   <u>Covenants</u>. Until this Note is paid and performed in full (full payment and performance being evidenced by repayment or conversion into equity pursuant to Section 1 hereof), the Obligor shall not, without the prior written consent of the Holder, to do any of the following:

a.   Reorganize, consolidate or merge into any person or entity; or

b.   Sell, lease, assign, transfer or otherwise dispose of any of its assets unless the proceeds from such sale are used to pay down the balance of this Note; or

c.   Issue any dividend or make any similar distribution, whether of cash or securities; or

6.   <u>Prepayment</u>. The Company may prepay this note without penalty in full at any time.

7.   <u>Notices</u>. All notices and communications provided for herein or made hereunder shall be delivered, or mailed first class with postage prepaid, or faxed, addressed in each case as follows. until some other address shall have been designated in a written notice given in like manner, and shall be deemed to have been given or made when so delivered or mailed or faxed:

(a) if to the Obligor:

Blackridge Technology Holdings, Inc.
1818 Library Street, Suite 500
Reston, Virginia

(b) if to the Holder:

44000 *Pandora Ct*
Ashburn, VA 20147

or to such other person or address as the party entitled to notice hereunder shall designate by notice in accordance with this Note.

8.   Miscellaneous.

      a.   This Note may be amended only by a writing signed by the Obligor and the Holder. All covenants and agreements in this Note by the Obligor shall bind its successors and assigns.

      b.   In case any provision in this Note shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. Specifically, if the interest rate on this Note is deemed to exceed some statutory maximum, the interest rate will be reduced to the legal maximum.

      c.   The Obligor shall pay any stamp, transfer or other taxes or regulatory fees that may be imposed on any transaction contemplated by this Note.

      d.   This Note shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the principles of conflicts of laws thereof.

      e.   This Note (and related exhibits, certificates and schedules) constitute the full and entire understanding between the Obligor and the Holder with respect to the subject matter hereof and thereof.

      f.   This Note is binding on the Obligor, and the Obligor, and all sureties, guarantors and endorsers hereby waive presentment, demand, notice and protest and any defense by reason of an extension of time for payment or other indulgences. Failure of, or delay by, the Holder to assert any right herein shall not be deemed to be a waiver thereof, nor shall any such failure or delay on any one or more occasions be deemed to prohibit or waive the same or any other right on any future occasion.

g.   **HOLDER ACKNOWLEDGES THAT THIS NOTE REPRESENTS THE FULL OBLIGATION OF BLACKRIDGE TO HOLDER FOR ANY AND ALL SUMS DUE TO HOLDER AS OF THE DATE OF THIS NOTE.**

IN WITNESS WHEREOF, the Obligor has caused this instrument to be duly executed as of the date first written above.

BLACKRIDGE TECHNOLOGY HOLDINGS, INC.

By:_____

Its:_____

TODD PEPPE


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g. **HOLDER ACKNOWLEDGES THAT THIS NOTE REPRESENTS THE FULL OBLIGATION OF BLACKRIDGE TO HOLDER FOR ANY AND ALL SUMS DUE TO HOLDER AS OF THE DATE OF THIS NOTE.**

IN WITNESS WHEREOF, the Obligor has caused this instrument to be duly executed as of the date first written above.

BLACKRIDGE TECHNOLOGY HOLDINGS, INC.

By: ______________________________

Its: CEO

Todd Peppe ____________]

____